FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited First Quarter 2012 Results

Mexico City, May 2, 2012—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the first quarter of 2012.

Summary

ICA delivered strong growth and operating profitability in 1Q12.  Consolidated revenue rose 43% in the first quarter of 2012, compared to the first quarter of 2011.  All five business divisions reported double digit growth for the quarter, led by Civil Construction.  Adjusted EBITDA rose 28% to Ps. 1,697 million in 1Q12. This marks the 17th quarter in a row where ICA has delivered growth in both revenues and Adjusted EBITDA. As a result of the appreciation of the peso, there was a significant exchange gain included in comprehensive financial income. The combination of strong operating results and the exchange gain resulted in an increase in Net income of controlling interest of 174%. Earnings per share increased 194% to Ps.1.36 per share, after taking into account the repurchase and cancellation of shares in 2011.

The following are highlights of the first quarter:

●
Total revenue grew 43% in 1Q12 as compared to 1Q11, led by Civil Construction. All five business segments reported growth. Progress in the execution of the principal Civil Construction projects contributed more than two-thirds of the growth in revenue.

●
Operating income increased 47% and Adjusted EBITDA increased 28% as compared to 1Q11, primarily as a result of growth in Concessions under construction and in operation and growth in Civil Construction.

●	Net comprehensive financing income was Ps. 544 million, as compared to a cost of Ps. 123 million in 1Q11, principally as a result of an exchange gain from the appreciation of the peso in 1Q12.

●
Consolidated Net Income was Ps. 986 million and Net Income of Controlling Interest reached Ps. 821 million in 1Q12, principally due to strong growth in operating income and the positive effect of comprehensive financing income described above. Earnings per share reached Ps. 1.36 (US$ 0.42 per ADS).

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

●
Civil Construction and Industrial Construction (together representing 80% of consolidated revenue and 43% of Adjusted EBITDA as of 1Q12) showed strong growth. In Civil Construction, the increase came principally as a result of the two social infrastructure projects under long-term Service Provider Contracts (SPCs) and the Autovía Urbana Sur highway.  Industrial Construction revenue growth was led by execution of the clean fuels refinery upgrade projects.

●
The La Yesca hydroelectric project continues to advance in line with its completion at the end of 2012. In April, the process of closing the diversion tunnels was completed, starting the filling of the reservoir. This was a critical milestone to start the tests required for the delivery of La Yesca.

●
Construction backlog reached Ps. 36,414 million as of March 31, 2012, an increase of 3% as compared to December 31, 2011. Additions to backlog during the quarter totaled Ps. 10,770 million, as a result of ICA’s strong promotion efforts. The principal new Civil Construction projects were the Tepic Bypass and the Cardiology Hospitalization Tower. Industrial Construction new contracts included the engineering and management contract for the new Tula Refinery for Pemex and an additional project for AHMSA.

●
In early April, ICA acquired the concession for the Barranca Larga-Ventanilla highway.  The award also calls for construction of the tollroad, which will add more than Ps. 5,000 million to backlog in 2Q12.

●
Concessions (8% of revenue and 35% of Adjusted EBITDA as of 1Q12) benefited from increases in financial income and construction revenues from the concessions under construction, particularly the SPC projects that are advancing at an accelerated rate. Revenues from concessions in operation rose 14% in 1Q12.

●
As of March 31, 2012, ICA’s Concessions segment was developing 16 projects, including nine highways, five water projects, and two SPCs. Of these, ten are under construction, five are in full operation, and one is in partial operation. Barranca Larga-Ventanilla will be ICA’s 10th concessioned highway.

●
Airports (6% of revenue and 19% of Adjusted EBITDA as of 1Q12) benefited from an 8% increase in passenger traffic volume as the air transport sector continues to recover. In addition, OMA’s commercial and diversification initiatives continue to drive non-aeronautical revenue growth.

●	Housing development (6% of revenue and 3% of Adjusted EBITDA as of 1Q12) had a 20% increase in revenues, principally as a result of a significant increase in the volume of units sold.

Outlook for 2012

ICA’s solid construction backlog and portfolio of infrastructure concessions—both operating and under construction—are expected to sustain the company’s growth and profitability dynamic through 2012. ICA expects to generate total revenue growth of approximately 11% to 14% for the full year, and an Adjusted EBITDA margin in the range of 14%-16%.  ICA expects all five business segments to grow, with most of the increase coming from the Civil Construction and Concessions segments.  Growth will be fastest in the first half of the year, and decelerate after June.  This outlook is based principally on the execution of projects in backlog and the existing portfolio of concessions, with only a moderate level of new contract awards during the second half of 2012.  Debt related to the La Yesca project is expected to decrease by around US$ 1 billion before year-end, based on delivery of the project to the client; the funding of other infrastructure projects under construction using debt facilities that have already been contracted is expected to offset the La Yesca payment and increase long-term debt.   This outlook is based on current timetables for project execution and the pipeline of potential projects in Mexico and abroad.  Numerous factors, including changes in the overall economic environment, delays in project execution, and delays in contracting working capital financing, among others, could affect this outlook.

Investor Relations	www.ica.com.mx/ir/	2/23

Construction

Civil Construction

●
Civil Construction revenues increased 51% in 1Q12 as compared to 1Q11, primarily due to work on the two SPC projects and the Autovía Urbana Sur highway, which were all started in 2011, as well as an increased rate of work on the Eastern Discharge Tunnel. The La Yesca hydroelectric project and the Rio de los Remedios highway also made a significant contribution.

●
The La Yesca hydroelectric project continues to advance toward its scheduled completion at the end of 2012. In April, the process of closing the diversion tunnels was completed, starting the filling of the reservoir. This was a critical milestone to start the tests required for the delivery of La Yesca.

●
Operating income reached Ps. 431 million as a result of revenue growth and improved operating leverage from a higher volume of work. Adjusted EBITDA reached Ps. 689 million, an increase of 18% compared to 1Q11.

●
Civil Construction debt as of March 31, 2012 was Ps. 19,334 million. The La Yesca debt was Ps.12,746 million as of March 31, 2012, and represented 66% of Civil Construction debt and 25% of ICA’s total debt. As a financed public work, the debt increases as the execution of the project advances, and this is documented in certifications for completed work. Once the project is completed, these certifications are expected to be collected, and the La Yesca debt is expected to be repaid in full from payments made by the client.

Investor Relations	www.ica.com.mx/ir/	3/23

Industrial Construction

●
Revenues increased 12% in 1Q12 compared to 1Q11 primarily due to increased revenue from the clean fuels projects at the Madero, Minatitlán, and Salina Cruz refineries, as well as the Fénix project for AHMSA.

●
Adjusted EBITDA reached Ps. 35 million in 1Q12, a decrease of 51% as compared to 1Q11. The Adjusted EBITDA margin was 3.0%. The reduction in Adjusted EBITDA margin as compared to the same period of the prior year reflects a change in the mix of projects under construction.

●	Industrial Construction had Ps. 13 million in working capital debt as of March 31, 2012, while cash and cash equivalents increased 20% to Ps. 1,559 million, as compared to December 31, 2011.

Investor Relations	www.ica.com.mx/ir/	4/23

Construction Backlog

●
Construction backlog was Ps. 36,414 million as of March 31, 2012, equivalent to 11 months work at the average rate for the first three months of 2012; 80% of backlog was for Civil Construction and 20% for Industrial Construction. In Industrial Construction we register our share of the backlog in proportion to our shareholding in ICA Fluor.

●	New contracts and additions to existing contracts totaled Ps. 10,770 million in 1Q12, as a result of promotion efforts.

●
In Civil Construction, we signed contracts for the Tepic Bypass and, the Cardiology Hospitalization Tower. In addition, there were increases in the construction contracts for the Rio de los Remedios highway and the Eastern Discharge Tunnel. Projects outside of Mexico represented 18% of backlog, including projects of Grupo Rodio Kronsa, our Spanish subsidiary, and civil construction contracts in three Latin American countries.

●
In Industrial Construction, we signed an Ps. 805 million EPCM contract for the new refinery in Tula, Hidalgo; an expansion of the Chicontepec II oil field services contract; and a new contract for AHMSA in the private sector.

Investor Relations	www.ica.com.mx/ir/	5/23

Concessions

●
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 6% in 1Q12, principally because of increased traffic on Rio de Los Remedios and Del Mayab tollroads, which offset a reduction in traffic on the Acapulco Tunnel.

●	Concessions revenues increased 59% to Ps. 933 million, with increases from both concessions under construction and those in operation.

●
Adjusted EBITDA rose 78% to Ps. 597 million.  The increase was the result of financial income and construction revenue on the 10 concessions in the construction phase.  Adjusted EBITDA from operating projects decreased principally because we had fewer operational tollroads as a result of the sale of the two PPP highways to RCO in 3Q11.

●
Concessions segment debt increased 4% as compared to December 31, 2011, as a result of drawings on financings for projects that are in the construction phase.  The decrease in cash from Ps. 7,142 million on December 31, 2011 to Ps. 5,865 million on March 31, 2012 reflects the funding of the construction of the two SPC  projects, using the proceeds of the bonds placed in 3Q11.

In 3Q11, ICA completed the sale of the Corredor Sur concession to the Government of Panama.  As a result the Concessions segment’s 1Q11 results do not include the results of the Corredor Sur, which are included in ICA’s consolidated results in the line item Discontinued Operations.

Investor Relations	www.ica.com.mx/ir/	6/23

Operating Concessions information

Traffic Volume (vehicles per day)	1Q11	1Q12	% Chg
Consolidated			
Acapulco Tunnel	9,546	8,790	(8)
Mayab Consortium	2,243	2,264	1
Rio de los Remedios	5,100	6,920	36
Total Consolidated	**16,889**	**17,974**	**6**
Not Consolidated			
RCO (FARAC 1)	9,875	10,414	5
Total Not Consolidated	**9,875**	**10,414**	**5**

Operating Revenues Composition Ps. million	1Q11	1Q12	% Chg
Acapulco Tunnel	37	35	(5)
Mayab Consortium	105	111	6
Rio de los Remedios	4	3	(31)
Total Operating Highways	**146**	**149**	**2**
Total Other Operating Projects [1]	33	18	(45)
Operating Service Revenues	64	110	72
Total Operating Revenues	**243**	**277**	**14**
Financial Income	236	350	48
Construction Revenues	107	306	187
Total Revenues	**586**	**933**	**59**

(1) Operating Highways consolidated as of March 31, 2012

Adjusted EBITDA Ps. million	1Q11	1Q12	% Chg
Acapulco Tunnel	25	22	(10)
Mayab Consortium	78	90	16
Rio de los Remedios	3	1	(54)
Total Operating Highways [1]	**105**	**113**	**8**
Total Operating Other Projects	**118**	**49**	**(58)**
Total Operating Projects Adjusted EBITDA	**223**	**163**	**(27)**
Total Other Projects Adjusted EBITDA	**113**	**434**	**283**
Total Adjusted EBITDA	**336**	**597**	**78**

(1) Operating Highways consolidated as of March 31, 2012

Investor Relations	www.ica.com.mx/ir/	7/23

Airports

●	Total passenger traffic increased 8% in 1Q12, reflecting the gradual recovery of the air transport sector.

●	Total revenue increased 14% to Ps. 706 million. The sum of aeronautical and non-aeronautical revenues grew 20%.

●
Aeronautical revenues increased 23% as a result of the increase in traffic, increases in passenger charges and tariffs for other services implemented in April and October 2011, and the effect of the appreciation of the peso against the U.S. dollar. Aeronautical revenue per passenger increased 14%.

●	Non-aeronautical revenues grew 12%, as a result of commercial development and diversification initiatives. Non-aeronautical revenue per passenger rose 4%.

●	Adjusted EBITDA increased 32% to Ps. 321 million in 1Q12 from Ps. 243 million in 1Q11 principally as a result of the growth in revenues.

●
Airports debt was Ps. 2,121 million as of March 31, 2012. Cash and cash equivalents increased 61% as compared to December 31, 2011, principally as a result of the growth in revenues and improved working capital management.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx/ir/	8/23

Housing Development

●	Housing units sold in Mexico reached 1,812 units in 1Q12, an increase of 28% compared to 1Q11. The increase came principally from the Ciudad Natura developments in Cancún and Apodaca, Nuevo Leon.

●	Housing revenues reached Ps. 779 million in 1Q12. Revenues of ViveICA represent 84% of the revenues of the Housing Development segment, and our subsidiary Los Portales in Peru the balance.

●	Adjusted EBITDA decreased 37%, as a result of a change in the mix of units sold in Mexico and a deferral in the delivery of units sold by Los Portales in Peru, which have higher margins.

●	At the end of 1Q12, ViveICA had 29 projects underway in 13 states in Mexico. ViveICA’s land reserve as of March 31, 2012 was 1,678 hectares, equivalent to 94,283 homes.

Investor Relations	www.ica.com.mx/ir/	9/23

Consolidated Results

●	Revenues increased 43% to Ps. 12,038 million in 1Q12. Civil Construction and Concessions accounted for 79% and 10% of the growth, respectively.

●
Cost of sales increased 44%, and was the equivalent of 85.8% of revenues. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

●
Selling, general, and administrative expenses were Ps. 1,809 million, the increase of 30% was less than the growth in revenues. These expenses were 6.8% of revenue as compared to 7.5% in 1Q11. The improved expense ratio reflected economies of scale.

●	Operating income increased 47% to Ps. 996 million in 1Q12, with an operating margin of 8.3%.

●
Adjusted EBITDA was Ps. 1,697 million, an increase of 28% over 1Q11. Civil and Industrial Construction contributed 43% of Adjusted EBITDA in 1Q12, Concessions 35%, Airports 19%, and Housing the balance.  The Adjusted EBITDA margin was 14.1%.

Investor Relations	www.ica.com.mx/ir/	10/23

●
Comprehensive financing income (cost) was income of Ps. 544 million in 1Q12, as compared to a cost of Ps. 123 million in 1Q11.  The result reflects principally an exchange gain of Ps. 1,071 million in 1Q12. Exchange gains and losses do not represent cash inflows or outflows.

●	Share of income of unconsolidated affiliates was a loss of Ps. 22 million in 1Q12. This account principally includes the result of our participation in Proactiva and our RCO tollroad affiliate.

●	Taxes were Ps. 533 million in 1Q12, with an effective tax rate of 35%.

●	Discontinued operations. This reflects the operation of the Corredor Sur tollroad in 1Q11. The concession was sold in 3Q11.

●	Consolidated net income rose 152% to Ps. 986 million in 1Q12, as a result of the strong increase in operating income and the exchange gain resulting from the appreciation of the peso.

●
Net income of the controlling interest was Ps. 821 million in 1Q12.  Earnings per share were Ps.1.36 and Earnings per ADS were US$ 0.42. The 194% increase in earnings per share also includes the positive effect on EPS of the repurchase and cancellation of shares in 2011.

Debt

●	Total debt as of March 31, 2012 was Ps. 50,931 million, an increase of 3%, or Ps. 897 million as compared to December 31, 2011.

●	Of total debt, 77% corresponds to Civil Construction and Concessions.

●
66% of Civil Construction debt is for the La Yesca hydroelectric project. The La Yesca debt is expected to be paid upon completion of the project and payment from the client, which is expected at the end of 2012. The remaining Civil Construction debt corresponds to working capital lines for projects in execution and is expected to be paid as collections are made on each project.

Investor Relations	www.ica.com.mx/ir/	11/23

●
Concessions debt consists of structured project finance credit facilities whose source of repayment are the cash flows to be generated by each project once it starts operation. Of the total Concessions debt, 76% corresponds to projects under construction, and 24% corresponds to the three consolidated operating concessions.

●	Debt issued at the parent company level represents 16% of total debt. The excess cash balances of each segment and the dividends paid to the parent company are the source of payment for these loans.

●	Housing and Airports segments account for 7% of total debt, which is principally composed of working capital for projects in execution and, to a lesser extent, for long-term investments.

●	64% of debt is bank debt and 36% is securities debt as of March 31, 2012.

●
40% of debt as of March 31, 2012 was short-term. Of total short-term debt, 63% represents the debt for La Yesca (which was 25% of total debt as of March 31, 2012). La Yesca debt will continue to increase as work is executed and as the project moves toward expected completion and payment.

●
44% of debt is denominated in foreign currency, principally U.S. dollars. This includes principally our senior notes due 2021 and the debt of the La Yesca hydroelectric project that will be paid for by the client in dollars upon on completion of the project.

●	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

●	ICA expects to continue to be active in the capital markets to finance projects that generate value for the Company.

●
Cash balances (including cash equivalents and restricted cash) as of March 31, 2012 reached Ps. 10,149 million, a decrease of 751 million as compared to December 31, 2011, principally from funding the construction of the SPC social infrastructure projects. Net debt reached Ps. 40,782 million.

Subsequent Events

On April 16, 2012, ICA acquired the concession for the Barranca Larga-Ventanilla tollroad in the state of Oaxaca. The concession agreement with the Ministry of Communications and Transportation includes the construction, operation, exploitation, and maintenance of the 104 km tollroad for a term of 30 years.  Total investment in the project will be approximately Ps. 5,352 million. The contract will be included in ICA´s construction backlog during 2Q12 and is expected to be completed in 24 months. The development bank Banobras and the National Infrastructure Fund (FONADIN) are expected to participate in the financing.

On April 18, 2012, ICA held its Annual Shareholders’ Meeting. The resolutions adopted are available on ICA’s investor relations page (http://www.ica.com.mx/ir).

On April 19, 2012, two ICA subsidiaries placed Ps. 800 million in 20-year subordinated Notes (Certificados Bursátiles). The UDI-denominated notes were placed at par with a yield of 8%, equivalent to a spread over government Udibonos of 324 basis points.  The resources will be used for working capital.

On April 30, 2012, ICA filed its Annual Report for the fiscal year ended December 31, 2011 on Form 20-F with the U.S. Securities and Exchange Commission (SEC) and with the National Banking and Securities Commission (CNBV) and the Mexican Stock Exchange (BMV). The Annual Report and Form 20-F may be downloaded directly from ICA´s webpage http://www.ica.com.mx/ir or from the websites of the Mexican Stock Exchange and the SEC.

Investor Relations	www.ica.com.mx/ir/	12/23

Conference Call Invitation

ICA’s conference call will be held on Friday, May 4, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4532903. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir/

A replay will be available until May 11, 2012 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, again using conference ID 4532903.

.

Investor Relations	www.ica.com.mx/ir/	13/23

Consolidated Financial Statements

Investor Relations	www.ica.com.mx/ir/	14/23

Investor Relations	www.ica.com.mx/ir/	15/23

Investor Relations	www.ica.com.mx/ir/	16/23

Investor Relations	www.ica.com.mx/ir/	17/23

Annexes

Backlog

As of March 31, 2012		Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency [1]	Project Progress (%)
Civil Construction	**80%**	**29,020**				
Mitla Tehuantepec Highway		5,591	4Q14	5,591		0
Eastern Discharge Tunnel		3,426	1Q13	7,062		51
Autovia Urbana Sur		2,276	1Q13	5,366		58
Tepic Bypass		2,222	2Q14	2,222		0
Avenida Domingo Díaz, Panama		2,080	3Q14	2,130	USD	2
Corredor Norte highway, Panama		1,853	2Q13	1,853	USD	0
Agua Prieta Water Treatment Plant		1,771	3Q13	2,211		20
SPC Jalisco		1,291	3Q12	3,749		66
SPC Sonora		1,234	3Q12	3,796		67
Atotonilco Water Treatment Plant		967	2Q14	1,822		47
El Realito Aqueduct		919	2Q13	1,042		12
Atlantic Petroleum Terminal, Costa Rica		865	1Q15	942	USD	8
Northern Interceptor Tunnel Rio Medellin		784	4Q13	939	EUR/ USD	17
Panama Canal, PAC-4		582	3Q13	1,569	USD	63
Rodio Kronsa		496		-	EUR/ USD	0
International Convention Centre los Cabos		456	3Q12	840		46
Other Civil Construction Projects		2,207		-		
Industrial Construction	**20%**	**7,393**				
Salina Cruz Clean Gasoline Plant		1,359	4Q13	2,449	USD/ MXN	44
AHMSA		1,003	1Q14	2,703	USD/ MXN	63
Minatitlán Clean Gasoline Plant		964	3Q13	1,664	USD/ MXN	42
Madero Clean Gasoline Plant		880	2Q13	2,440	USD/ MXN	64
Tula Refinery		805	2Q13	805	USD/ MXN	0
Cadereyta Clean Gasoline Plant		491	4Q13	1,845	USD/ MXN	73
Other Industrial Construction Projects		1,893				
Total		**36,414**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

Investor Relations	www.ica.com.mx/ir/	18/23

Concession Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations	End of Concession
Highways in operation								
Acapulco Tunnel	100%	Full	240	1,204	3	Toll	1996	2033
RCO (FARAC 1) [2]	18.7%	Equity Method	3,749	5,239	760	PPP+Toll	2007	2037
Mayab Consortium	100%	Full	(942)	1,785	296	Toll	2008 [3]	2050
Rio de los Remedios [4]	50%	Full	618	1,500	26	Toll	2011	N/A
Highways under construction								
Rio Verde Cd. Valles	100%	Full	803	2,426	113	PPP+Toll	2012	2027
La Piedad Bypass	100%	Full	1,005	527	21	Toll	2012	2039
N.Necaxa Tihuatlan	50%	Proportional	75	2,221	85	PPP+Toll	2012	2037
Mitla Tehuantepec	60%	Full	355	-	169	PPP+Toll	2015	2030
Autovia Urbana Sur	30%	Equity Method	452	421	16	Toll	2013	2040
Other projects in operation								
Cd. Acuña WTP	100%	Full	352	-	0.45	Tariff	1998	2020
Aqueduct II	43%	Proportional	425	557	1.5	Tariff	2011	2027
Other projects under construction								
Aqueduct El Realito	51%	Proportional	76	174	1	Tariff	2013	2034
WTP Agua Prieta	50%	Full	111	661	8.5	Tariff	2013	2029
WTP Atononilco	10%	Equity Method	(18)	11	42	Tariff	2013	2035
SPC Sonora	100%	Full	935	2,090	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	941	2,018	NA	Tariff	2012	2032

(1) Length in Km and Capacity in million m3/s
(2) Includes: Irapuato- La Piedad y Querétaro- Irapuato
(3) Year of Acquisition
(4) Partial operations, estimated date for tranche 3 in 3Q12. Long term public work financing
WTP= Water Treatment Plant
Begin of operation estimated

Other Concessioned Projects, Operating Information

Investor Relations	www.ica.com.mx/ir/	19/23

Housing Units Sold in Mexico

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries (ICA) have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”.  These financial statements include all the adjustments, including those of a normal and recurring nature, required  for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results.  As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2011, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2011.  Percentage changes are calculated with respect to the actual numbers.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Investor Relations	www.ica.com.mx/ir/	20/23

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.791 per U.S. dollar as of March 31, 2012 and Ps. 13.9322 as of December 31, 2011.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms.  For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Investor Relations	www.ica.com.mx/ir/	21/23

Empresas ICA, S.A.B. de C.V.
Financial Derivative Instruments

Project	Type of Instrument	Mark to Market (Ps. million) 31/12/2011	30/03/2012	17/04/2012
Consolidated Subsidiaries				
La Yesca Hydroelectric Project	CAP	0	0	0
	Floor	(68)	(22)	(25)
	FX Fwd	(44)	(14)	(15)
Acapulco Tunnel	CAP	2	0	
Aqueduct II*	CAP	1	0	
Nuevo Necaxa- Tihuatlán*	SWAP	(416)	(437)	(471)
ICA, Río de la Compañía Tunnel	FX SWAP	5	2	
Rio Verde- Cd. Valles Highway	SWAP	(306)	(305)	(311)
La Piedad Bypass	SWAP	(37)	(43)	(50)
ICA, Tunnel Boring Machine	Fx Option/Swap	18	(20)	
Aeroinvest	CCS Collar	-	10	
CICASA	CCS Collar	-	(5)	
VIVEICA	Fx forward	-	3	
EMICA	Fx swap	293	23	82

* Proportional consolidation

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing.
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V.  An unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion  Works, in accordance with the Concession  Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication.  The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx/ir/	22/23

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Investor Relations	www.ica.com.mx/ir/	23/23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer